UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2021

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

________________

Commission File
No. 001-15373
________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN

________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec Avenue
St. Louis, Missouri 63105

________________

EFSC Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
the EFSC Incentive Savings Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the EFSC Incentive Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at Year End) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

/s/ Armanino, LLP

St. Louis, Missouri
June 27, 2022

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets:
Investments, at fair value:
Mutual funds	$59,047,094	$45,210,195
Collective trust funds	69,109,081	50,075,318
Employer stock fund	7,311,733	6,420,924
Total investments, at fair value	135,467,908	101,706,437

Receivables:
Notes receivable from participants	1,520,521	1,155,129
Other receivable	—	10,672
Total receivables	1,520,521	1,165,801

Net assets available for benefits	$136,988,429	$102,872,238

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2021	2020
Additions:
Investment income:
Net appreciation in fair value of investments	$13,680,292	$7,886,831
Dividend income	4,069,177	2,225,858
Total investment income	17,749,469	10,112,689

Contributions
Participants	6,592,490	5,450,690
Employer, net of forfeitures	4,478,179	3,687,297
Rollovers	722,589	413,990
Total contributions	11,793,258	9,551,977

Interest income on notes receivable from participants	65,249	64,514
Total additions	29,607,976	19,729,180

Deductions:
Benefits paid to participants	7,719,665	6,457,779
Administrative expenses	143,961	118,800
Total deductions	7,863,626	6,576,579

Net increase	21,744,350	13,152,601

Transfers:
Transfer-in: acquisition	12,371,841	2,427,336

Net assets available for benefits
Beginning of year	102,872,238	87,292,301
End of year	$136,988,429	$102,872,238

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 1 - DESCRIPTION OF PLAN

The following description of the EFSC Incentive Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp (“EFSC”) and its wholly-owned subsidiary Enterprise Bank & Trust (“Enterprise”), who are not seasonal or leased employees, and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Administrator and Plan Sponsor is EFSC. The Plan Trustee is Charles Schwab Bank. The committee responsible for governance over the Plan is the EFSC Incentive Savings Plan Committee, which is comprised of employees of Enterprise.

Contributions
Participants may make elective deferrals from 1% to 75% of eligible compensation to the Plan on a pre-tax basis. The Plan also allows participants to contribute to an account that accepts Roth after-tax contributions. A participant could contribute up to $19,500 in 2021 and 2020, in total, to all accounts (pre-tax contributions and Roth after-tax contributions). If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. The maximum catch-up contribution was $6,500 in 2021 and 2020.

Enterprise matches 100% of the first 6% of participant contributions. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

The Plan allows for an automatic salary deferral feature for new participants. New employees are automatically enrolled at 3%, unless an alternative amount or an election to not defer under the Plan occurs by the participant. Annually on March 1, deferrals for participants who were automatically enrolled at 3% are increased 1% per year, up to a maximum of 10%, unless an alternative deferral amount or election to not defer is made by the participant.

Transfers
EFSC acquired Seacoast Commerce Banc Holdings and its wholly-owned subsidiary, Seacoast Commerce Bank (“Seacoast”) on November 12, 2020. On July 1, 2021, the Seacoast Commerce Bank Retirement Savings Plan was merged with the Plan. The Seacoast employees became eligible to participate in the Plan on April 1, 2021. The assets of the Seacoast Plan totaling $12.4 million was transferred into the Plan.

EFSC acquired Trinity Capital Corporation on March 8, 2019. On December 2020, the Trinity Capital Corporation ESOP was merged with the Plan. The assets of the Trinity Capital Corporation ESOP totaling $2.4 million were transferred into the Plan.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. Participants vest in employer matching contributions according to a three-year graded schedule and are 33.3% vested after one year of service and 100% vested after three years of service, upon reaching early or normal retirement, or upon total and permanent disability or death.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer matching contributions and an allocation of the Plan’s earnings. The allocation of earnings is determined by the earnings of the participant’s investment selection based on each participant’s balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan’s investments are held in a qualified tax-exempt trust, managed by Charles Schwab Trust Company (“the Custodian”).

Payment of Benefits
While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 59.5 and over may receive regular in-service distributions of their vested accounts while actively employed.

The Plan was amended in 2020 to allow for special distributions to plan participants impacted by the COVID-19 pandemic. Generally, the amendment allows for penalty-free distributions of up to $100,000 for coronavirus-related reasons, and the distribution is eligible to be repaid within three years.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive a lump-sum distribution equal to the participant’s vested interest in their account. Account balances less than $5,000 are generally distributed to an Individual Retirement Account if the participant does not make a distribution election.

Forfeitures
Participants forfeit the non-vested portion of their accounts in the Plan upon termination of employment with Enterprise. As described in the Plan Agreement, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $121,573 and $72,766 for the years ended December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, available forfeiture balances totaled $3,804 and $22,329, respectively.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Note receivable terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The notes are secured by the vested balance in the participant’s account and bear interest at a rate equal to 1% above the prime rate. The interest rate is fixed for the duration of the loan. Principal and interest are paid through payroll deductions.

Administrative Expenses
Administrative expenses are paid partly by EFSC and partly by participants. A participant’s share of these expenses is allocated on a pro rata basis over the total assets in the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 for further discussion on fair value measurements.

The EFSC Common Stock Fund (“the Fund”) is tracked on a unitized basis. The Fund consists of EFSC common stock and cash investments in the Charles Schwab Institutional Money Market Fund sufficient to meet the Fund’s daily liquidity needs. EFSC common stock is traded on a national securities exchange (Nasdaq: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investments held by the Fund. At December 31, 2021 and 2020, 311,662 and 376,621 units were outstanding with a value of approximately $23.11 and $17.04 per unit, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various investment securities, including common stock of the Plan Sponsor. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

•Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

•Level 2 Inputs - Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•Level 3 Inputs - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

•Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•Collective trust funds - Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
•Common stock fund - Valued at the closing price reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020.

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$59,047,094	$—	$—	$59,047,094
Employer stock fund	—	7,311,733	—	7,311,733
Total investments by hierarchy level	$59,047,094	$7,311,733	$—	$66,358,827
Collective trust funds*				69,109,081
Total investments, at fair value				$135,467,908

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$45,210,195	$—	$—	$45,210,195
Employer stock fund	—	6,420,924	—	6,420,924
Total investments by hierarchy level	$45,210,195	$6,420,924	$—	$51,631,119
Collective trust funds*				50,075,318
Total investments, at fair value				$101,706,437

*Certain investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2021, and 2020, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2021	Fair value	Redemption frequency (if currently eligible)	Redemption notice period
Wells Fargo Stable Value Fund	$6,450,645	Daily	12 months
Schwab Indexed Retirement Trust 2010 Fund Class I	795,955	Daily	none
Schwab Indexed Retirement Trust 2015 Fund Class I	286,401	Daily	none
Schwab Indexed Retirement Trust 2020 Fund Class I	6,003,203	Daily	none
Schwab Indexed Retirement Trust 2025 Fund Class I	5,016,697	Daily	none
Schwab Indexed Retirement Trust 2030 Fund Class I	7,728,479	Daily	none
Schwab Indexed Retirement Trust 2035 Fund Class I	3,303,575	Daily	none
Schwab Indexed Retirement Trust 2040 Fund Class I	10,247,691	Daily	none
Schwab Indexed Retirement Trust 2045 Fund Class I	4,190,644	Daily	none
Schwab Indexed Retirement Trust 2050 Fund Class I	5,773,720	Daily	none
Schwab Indexed Retirement Trust 2055 Fund Class I	1,386,279	Daily	none
Schwab Indexed Retirement Trust 2060 Fund Class I	801,299	Daily	none
SSGA S&P 500	17,124,493	Daily	none
	$69,109,081

December 31, 2020	Fair value	Redemption frequency (if currently eligible)	Redemption notice period
Wells Fargo Stable Value Fund	$5,057,467	Daily	12 months
Schwab Indexed Retirement Trust 2010 Fund Class I	741,838	Daily	none
Schwab Indexed Retirement Trust 2015 Fund Class I	785,181	Daily	none
Schwab Indexed Retirement Trust 2020 Fund Class I	5,040,906	Daily	none
Schwab Indexed Retirement Trust 2025 Fund Class I	2,853,328	Daily	none
Schwab Indexed Retirement Trust 2030 Fund Class I	5,735,192	Daily	none
Schwab Indexed Retirement Trust 2035 Fund Class I	2,017,213	Daily	none
Schwab Indexed Retirement Trust 2040 Fund Class I	7,826,599	Daily	none
Schwab Indexed Retirement Trust 2045 Fund Class I	2,459,732	Daily	none
Schwab Indexed Retirement Trust 2050 Fund Class I	4,166,025	Daily	none
Schwab Indexed Retirement Trust 2055 Fund Class I	761,824	Daily	none
Schwab Indexed Retirement Trust 2060 Fund Class I	445,354	Daily	none
SSGA S&P 500	12,184,659	Daily	none
	$50,075,318

NOTE 4 - PLAN TERMINATION

Although it has not expressed intent to do so, EFSC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions. EFSC may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant’s interest will be non-forfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 5 - INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC (“RPS”). RPS amended and restated the Plan effective January 1, 2016 to bring the plan into compliance with the Pension Protection Act of 2006 and other legislative regulatory changes. RPS received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2014, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES AND PARTIES-IN-INTEREST

Certain Plan investments are shares of collective trusts managed by Charles Schwab. Charles Schwab is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in the net change in fair value of the investments, rather than a direct payment. In 2021 and 2020, the Plan made a direct payment to the third-party administrator of $143,961 and $118,800, respectively.

During 2021 and 2020, the Plan purchased 42,890 and 107,643 EFSC common shares, respectively. The Plan also sold or distributed a total of 72,907 and 47,050 EFSC common shares, during 2021 and 2020, respectively. All shares were bought and sold on the open market.

NOTE 7 - SUBSEQUENT EVENTS

EFSC acquired First Choice Bancorp and its wholly-owned subsidiary, First Choice Bank (“First Choice”) on July 21, 2021. On April 1, 2022, the First Choice Bank 401(k) Profit Sharing Plan was merged with the Plan. The First Choice employees became eligible to participate in the Plan on January 1, 2022. First Choice Plan assets totaling $13.9 million were transferred into the Plan. Additional assets of $0.6 million in a Short Term Fixed Income Fund are expected to be transferred into the Plan during 2022.

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value
	Mutual funds:
	American Funds EuroPacific Growth Fund R6	Mutual Fund		$6,757,127
	CRM Mid Cap Value Fund Institutional	Mutual Fund		3,336,866
	DFA Emerging Markets	Mutual Fund		1,822,159
	DFA Global Real Estate	Mutual Fund		1,099,056
	DFA International Small Cap	Mutual Fund		1,884,049
	DFA US Small Cap	Mutual Fund		7,418,348
	Dodge & Cox Income Fund	Mutual Fund		5,371,193
	Dodge & Cox Stock Fund	Mutual Fund		9,370,084
	Prudential Jennison Mid-Cap Growth Fund R6	Mutual Fund		5,774,612
	Vanguard Life Strategy Moderate Growth Fund	Mutual Fund		5,910,648
	Vanguard Life Strategy Growth Fund	Mutual Fund		3,889,265
	Vanguard Life Strategy Income Fund	Mutual Fund		2,491,628
	Vanguard Life Strategy Conservative Growth Fund	Mutual Fund		1,664,985
	Vanguard Mid Cap Index Fund	Mutual Fund		2,257,074
				$59,047,094

	Collective trust funds:
*	Schwab Indexed Retirement Trust 2010 Fund Class I	Collective Trust Fund		$795,955
*	Schwab Indexed Retirement Trust 2015 Fund Class I	Collective Trust Fund		286,401
*	Schwab Indexed Retirement Trust 2020 Fund Class I	Collective Trust Fund		6,003,203
*	Schwab Indexed Retirement Trust 2025 Fund Class I	Collective Trust Fund		5,016,697
*	Schwab Indexed Retirement Trust 2030 Fund Class I	Collective Trust Fund		7,728,479
*	Schwab Indexed Retirement Trust 2035 Fund Class I	Collective Trust Fund		3,303,575
*	Schwab Indexed Retirement Trust 2040 Fund Class I	Collective Trust Fund		10,247,691
*	Schwab Indexed Retirement Trust 2045 Fund Class I	Collective Trust Fund		4,190,644
*	Schwab Indexed Retirement Trust 2050 Fund Class I	Collective Trust Fund		5,773,720
*	Schwab Indexed Retirement Trust 2055 Fund Class I	Collective Trust Fund		1,386,279
*	Schwab Indexed Retirement Trust 2060 Fund Class I	Collective Trust Fund		801,299
	SSGA S&P 500 Index	Collective Trust Fund		17,124,493
	Wells Fargo Stable Value Fund	Collective Trust Fund		6,450,645
				$69,109,081

	Common stock fund:
*	EFSC Common Stock Fund	Common Stock		$7,311,733

*	Participant loans	4.00% - 6.50% Due at various dates through 2051		$1,520,521
	Total			$136,988,429
	*Represents a party-in-interest to the Plan.
	**Historical cost information has been omitted as these investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2022                    EFSC Incentive Savings Plan

                            /s/ Troy R. Dumlao
                            Troy R. Dumlao
                            Chief Accounting Officer
                            Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Armanino, LLP